EXHIBIT 99.1

Commission File Number 001-31914

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

Announcement on Regular Related Party Transaction

HIGHLIGHTS

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The Transaction: The Company proposes to enter into a Cooperation Agreement on Operating Demand Deposit (the “Operating Demand Deposit Agreement”) and an Agreement on RMB Corporate Agreement Deposit (the “Corporate Deposit Agreement”) with China Guangfa Bank (“CGB”). According to the Operating Demand Deposit Agreement, the Company and CGB will carry out demand deposit related party transactions based on normal commercial terms in the ordinary course of business relating to insurance business and the income and expenses of daily operating activities. Pursuant to the Corporate Deposit Agreement, in order to increase the return on funds of the eight current demand deposit accounts opened by the Company with the CGB Beijing Branch, the Company and CGB will carry out RMB agreement deposit related party transactions based on normal commercial terms.

•	The Transaction is not required to be submitted to the Shareholders’ Meeting for approval.

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Impact of the Transaction on the Company: As a stock-holding commercial bank duly established with approvals obtained in accordance with relevant laws, CGB may engage in various financial services. The operating demand deposit and RMB agreement deposit related party transactions between the Company and CGB are in the ordinary course of the Company’s business and are beneficial for the Company to deepen the strategic cooperation relationship with CGB and promote the Company’s main business, including insurance business and investment activities.

I. GENERAL DESCRIPTION OF THE TRANSACTION

1. Deliberation Procedures for Regular Related Party Transactions

On June 28, 2023, the twenty-fifth meeting of the seventh session of the Board reviewed and passed the Proposal on Entering into the Cooperation Agreement on Operating Demand Deposit between the Company and China Guangfa Bank and the Proposal on Entering into the Agreement on RMB Corporate Agreement Deposit between the Company and China Guangfa Bank (the “Transaction”) with four votes for, no vote against and no abstention, respectively, agreed that the Company may enter into the Operating Demand Deposit Agreement and Corporate Deposit Agreement with CGB. The Board alsoauthorized the management of the Company to enter into the agreements and approve and execute the Transaction and relevant matters. Affiliated directors, including Bai Tao, Zhao Peng, Li Mingguang, Wang Junhui and Zhuo Meijuan, abstained from voting on the proposals. All of the unaffiliated directors voted in favor of the Transaction unanimously.

Commission File Number 001-31914

The Transaction is not required to be submitted to the Shareholders’ Meeting for approval.

2. Opinion of Independent Directors

All the independent directors of the Company reviewed documents pertinent to the Transaction in advance, consulted the management of the Company with respect to certain issues, agreed to submit the matter to the Board for review, and provided the following independent opinion: the Transaction is carried out based on normal commercial terms for valuable and good consideration and is in accordance with the principles of equality and willingness; the Transaction is fair and reasonable to, and in the interests of, the Company and all its shareholders; the voting procedures of the Transaction by the Board are in conformity with relevant provisions under applicable laws, regulations and the Articles of Association of the Company.

II. INTRODUCTION OF THE RELATED PARTY

1. Background of the Related Party

Established in 1988, China Guangfa Bank, formerly known as Guangdong Development Bank, is one of the earliest-incorporated joint-stock commercial banks in China. Its registered residence is 713 East Dongfeng Road, Yuexiu District, Guangzhou, Guangdong province, its unified social credit code is 91440000190336428Q and its legal representative is Wang Kai. The registered capital of CGB is RMB21,789,860,711. The top five shareholders of CGB are China Life Insurance Company Limited, CITIC Trust Co., Ltd, State Grid Yingda International Holdings Group Limited, Jiangxi Provincial Expressway Investment Group Co., Ltd., and Ministry of Finance of the People’s Republic of China. CGB’s main businesses include approved commercial bank business, including corporate and private deposits, loans, payment and settlement and funding business.

As of December 31, 2022, the total audited asset of CGB reached approximately RMB3,417.904 billion (on a consolidated basis, same for the below figures) and the net asset reached approximately RMB261.849 billion. For the year of 2022, the business income of CGB was approximately RMB75.154 billion and the net profit was approximately RMB15.528 billion. As of March 31, 2023, the total unaudited asset of CGB reached approximately RMB3,421.604 billion and the net asset reached approximately RMB267.477 billion. For the first quarter of 2023, the business income of CGB was approximately RMB18.189 billion and the net profit was approximately RMB5.519 billion.

2. Related Relations with the Company

According to the Listing Rules of Shanghai Stock Exchange, No. 5 Self-Regulatory Guidance for Listed Companies on the Shanghai Stock Exchange – Transactions and Related Party Transactions and the relevant provisions under other laws, administrative regulations, departmental rules and normative documents, because Mr. Bai Tao, the chairman of the Board of Directors of the Company, concurrently serves as the chairman of CGB, and Mr. Su Hengxuan and Ms. Zhang Di, who was president, assistant president and chief investment officer of the Company in the past 12 months, respectively, concurrently serve as directors of CGB, CGB is regarded as a related person of the Company, and the Transaction constitutes a related party transaction of the Company.

Commission File Number 001-31914

III. KEY TERMS OF THE TRANSACTION

1. Operating Demand Deposit Agreement

i. General Description and Limitations on Transaction Amounts

According to the Operating Demand Deposit Agreement, the Company and CGB will carry out demand deposit related party transactions based on normal commercial terms in the ordinary course of business relating to insurance business and the income and expenses of daily operating activities in accordance with laws, regulations, regulatory provisions and general commercial principles.

During the term of the agreement, the total end-of-day balance of operating demand deposits of the Company with CGB on any day shall not exceed RMB9 billion or equivalent foreign currency, and the interest income from the aforesaid demand deposits in any year shall be capped at RMB100 million or equivalent foreign currency.

ii. Pricing Mechanism

It shall be negotiated and determined in accordance with laws, regulations and regulatory provisions and under the principle of compliance, fairness and impartiality. The deposit interest rate shall be the interest rate for demand deposits published on the official website of CGB, and the pricing shall be conducted on terms not more favorable than those for similar transactions with non-affiliated parties.

iii. Execution and Term

The Operating Demand Deposit Agreement shall be valid for three years from July 15, 2023 to July 14, 2026 after being signed and affixed with official seals by the legal representatives or the authorized agents of both parties.

2. Corporate Deposit Agreement

i. General Description and Limitations on Transaction Amounts

According to the Corporate Deposit Agreement, in order to increase the income of eight current demand deposit accounts opened by the Company with the CGB Beijing Branch, the Company and CGB will carry out RMB agreement deposit related party transactions based on normal commercial terms. Under the agreement, a basic deposit limit shall be set for each account. The portion of the account balance not exceeding the basic deposit limit shall be included in the total of demand deposits, the interest of which shall be calculated at the listed interest rate for demand deposits published by CGB. The portion of the account balance exceeding the basic deposit limit shall be included in the corporate deposits, the interest of which shall be calculated at the rate of corporate deposit, which shall be implemented by adding 0.20 percentage point on the base interest rate of the People’s Bank of China.

During the term of the agreement, the total end-of-day balance of the eight current demand deposit accounts opened by the Company with the CGB Beijing Branch on any day shall not exceed RMB990 million, and the interest income from the aforesaid demand deposits in any year shall be capped at RMB10 million.

Commission File Number 001-31914

ii. Pricing Mechanism

The pricing of interest rates shall be determined under the self-regulatory mechanism for interest rate pricing of the State and the Beijing Banking Association, following general commercial principles and market practices, meeting the requirements of relevant self-regulatory mechanism, and complying with the principles of good faith and fairness.

iii. Execution and Term

The Corporate Deposit Agreement shall be valid for two years from July 15, 2023 to July 14, 2025 after being signed and affixed with official seals by the legal representatives or the authorized agents of the Company and the CGB Beijing Branch.

IV. IMPACT OF THE TRANSACTION ON THE COMPANY

As a stock-holding commercial bank duly established with approvals obtained in accordance with relevant laws, CGB may engage in various financial services. The operating demand deposit and RMB agreement deposit related party transactions between the Company and CGB are in the ordinary course of the Company’s business and are beneficial for the Company to deepen the strategic cooperation relationship with CGB and promote the Company’s main business, including insurance business and investment activities.

V. DOCUMENTS AVAILABLE FOR REVIEW

1.	Prior consenting opinion and independent opinion by independent directors on the Transaction

2.	Operating Demand Deposit Agreement

3.	Corporate Deposit Agreement

Board of Directors of China Life Insurance Company Limited

June 28, 2023